July 12, 2010

Via Edgar Transmission

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance (Mail Stop 6010)
100 F Street N.E.
Washington, D.C. 20549

Re:	Hana Biosciences, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed June 28, 2010 File No. 001-32626

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated July 6, 2010 with respect to the above-referenced preliminary proxy statement (the “Comment Letter”).  Enclosed herewith for filing via Edgar is the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1.
Please revise your proxy statement to separate the three elements – increasing the number of authorized shares, effecting a reverse split, and including a provision that the number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding common stock and preferred stock – of Proposal One so that shareholders will have the opportunity to vote on each element individually.

Response:  The Company has revised the Preliminary Proxy Statement to separate the three elements of Proposal One.  The Company has also made corresponding revisions to the proxy card so that shareholders will have the opportunity to vote on each element individually.

Jeffrey P. Riedler
July 12, 2010

2.
Please disclose any plans or commitments your company has, other than issuing shares issuable on conversion of preferred stock, to issue the newly authorized shares of common stock.  If you do not have any such plans to issue the newly authorized shares beyond those plans referenced, please indicate as such in your disclosure.

Response:  The Company has revised the Preliminary Proxy Statement to indicate that it has no plans or commitments to issue the newly authorized shares of common stock beyond those plans referenced (page 17).

*   *   *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Preliminary Proxy Statement.

Sincerely, /s/ Christopher J. Melsha Christopher J. Melsha Attorney Direct Dial: 612.492.7369 Email: cmelsha@fredlaw.com

cc:	Mr. Michael Rosenthall, Esq. Mr. Craig W. Carlson Mr. Tyler M. Nielsen

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